

January 4, 2012

Via E-mail
Wayne Harding, CFO
Two Rivers Water Company
2000 South Colorado Blvd., Annex Suite 420
Denver, CO 80222

> **Re: Two Rivers Water Company**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 16, 2011**
> **File No. 333-176932**

Dear Mr. Harding:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page of the Prospectus

1.   We note your response to comments five and six in our letter dated October 14, 2011. Please revise the cover page to state, if true, that there is no minimum number of warrants that may be exercised; also, describe any escrow arrangements you may have. We also note the statement on page 12 that you expect that any increase in the net proceeds to you from this offering "resulting from an increase (decrease) in the assumed initial public offering price per share will be allocated to the amounts to be retained for general corporate purposes." It is unclear if and how this sentence applies to your offering. Please revise or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 15

2.   We note your revised disclosure and response to comment two. It is unclear why your MD&A no longer addresses the years ended December 31, 2010 and December 31, 2009. Please revise or advise.

Our Plan of Distribution, page 40

3.   With respect to prior comments five and six of our letter dated October 14, 2011, please revise the cover page and here to state, if true, that management will rely on Exchange Act Rule 3a4-1. We may have further comment.

Exhibits

4.   We note your response to comment nine in our letter dated October 14, 2011 and we reissue the comment. Please submit an interactive data file pursuant to Item 601(b)(101)(i) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Adam F. Turk at (202) 551-3657 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director